“EXHIBIT 4.1”

Telecom Corporation of New Zealand Limited

Telecom House

8 Hereford Street

Auckland

20 August 2009

Paul Reynolds

Chief Executive Officer

Telecom Corporation of New Zealand Limited

Private Bag 92028

AUCKLAND

Dear Paul

VARIATION TO TERMS AND CONDITIONS

I am writing to formally confirm the following changes to your terms and conditions as set out in your individual employment agreement with Telecom dated 28th June 2007. These changes apply only in relation to the application of the long term incentive component of your remuneration for the 2009/10 year.

Your Total Base Remuneration and Annual Performance Incentive will be maintained as per Schedule A of your employment agreement. Your Long-term Incentive annual target value will be maintained at $2,100,000 per annum.

As you know, at Telecom’s 2007 annual meeting shareholders authorised the issue to you of up to 1,750,000 share rights under the Performance Rights Scheme during the period from 4 October 2007 to 3 October 2010. The maximum remaining number of share rights that have been authorised to be issued to you in this period is 678,910. This is likely to mean that there will be a shortfall between the number of share rights that Telecom is, in its discretion, to grant to you for the 2009/10 year and the number of share rights that have been authorised to be issued by shareholders. If this is the case and there is a shortfall, your LTI will be delivered for 2009/10 through a combination of the Performance Rights Scheme (not exceeding 678,910 share rights) and the new Performance Entitlements Scheme. You will be granted one entitlement under the Performance Entitlements Scheme for each share right that you would have been entitled to be granted in excess of 678,910 share rights.

The terms and conditions of the Performance Entitlements Scheme are intended to put you in a substantially similar economic position to that had a decision been made to issue share rights to you under the Performance Rights Scheme. For example, the same vesting period and vesting conditions will apply. An entitlement under the Performance Entitlements Scheme is not a security issued by Telecom, but rather a cash payment subject to and upon the terms and conditions set out in the Performance Entitlements Scheme. It is agreed that any grant of an entitlement is a discretionary benefit and is not to be included in calculations of the Chief Executive Officer’s gross earnings for the purposes of calculating holiday pay under the Holidays Act 2003.

The 2009/10 grant of share rights under the Performance Rights Scheme and entitlements under the Performance Entitlements Scheme will only be able to be exercised if Telecom’s Total Shareholder Return (TSR) meets or exceeds a specific performance hurdles. For 2009/10 the performance hurdle will have two components to it. It will have a relative return component, which will compare Telecom’s TSR to 20 global integrated telecommunications companies. It will also have an absolute return component, which will compare Telecom’s TSR to targets set by the Board based on independent external advice. For the avoidance of doubt, the same performance hurdles which apply to the 2009/10 grant of share rights under the Performance Rights Scheme will apply to any entitlements granted under the Performance Entitlements Scheme.

All other terms and conditions as set out in your employment agreement and subsequently varied remain unchanged and in force and effect.

Yours sincerely

/s/ Wayne Boyd
Wayne Boyd
Chairman

I, Paul Reynolds, understand and accept the conditions of employment set out in this variation to my agreement and I confirm my acceptance of these terms and conditions.

/s/ Paul Reynolds
Paul Reynolds
Chief Executive Officer

Date: 20 August 2009